

February 1, 2011

<u>Via U.S. Mail</u>

Mr. William T. Morrow
Chief Executive Officer
Clearwire Corporation
4400 Carillon Point
Kirkland, Washington 98033

      RE: **Clearwire Corporation**
              Form 10-K for the Year ended December 31, 2009
              Filed February 24, 2010

              Definitive Proxy Statement on Schedule 14A
              Filed April 30, 2010

              File No. 001-34196

Dear Mr. Morrow:

We have completed our review of your Form 10-K and have no further comments at this time.

                  Sincerely,

                /s/ Kathleen Krebs

             <u>for</u>   Larry Spirgel
                    Assistant Director

cc: Christopher A. Kitchen, Esq.
       Kirkland & Ellis LLP
       Via Facsimile: 212.446.6460